Exhibit 99.1

Secoo Announces Equity Investment Led by Private Equity Firm HCYK

BEIJING, Aug.19, 2022 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced it has entered into Share Purchase Agreements with each of Beijing HCYK Corporation Management Partner (“HCYK”) and Timing Capital Limited (“Timing Capital”).

Pursuant to the Share Purchase Agreements, HCYK will subscribe for 3,750,000 Class A ordinary shares of the Company for an aggregate price of US$3 million, and Timing Capital will subscribe for 1,250,000 Class A ordinary shares of the Company for an aggregate price of US$1 million. The closing of the transaction is subject to customary closing conditions, including such closing condition that HCYK obtains all required governmental approvals in China for its overseas direct investment in the Company.

“This important infusion will provide Secoo with the capital to implement our robust growth initiatives,” said Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo. “Investment from HCYK and Timing Capital represents a strong vote of confidence in our position as a prominent destination for luxury online shopping in China. We are thrilled to welcome new investors to be part of our next-phase growth story. Furthermore, we appreciate the continued support from existing investors as we make strides in implementing our near-term objectives.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform, which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the expected closing of the transaction in this announcement, the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com